TURI SURFACE SOLUTIONS LABORATORY EVALUATION SUMMARY

SCL #:	2012-20-352-1-4-
Date Run:	2/14/2013
Experimenters:	Geng; Le;
Client Type:	Chemical Mfr;
Project Number:	1
Substrates:	Ceramics; Plastic; Chrome;
Part Type:	Coupons;
Contaminants:	Films; Soaps;
Cleaning Methods:	Manual Wipe;
Analytical Methods:	Gravimetric;
Purpose:	To evaluate supplied product tablet for bathroom cleaning

Experimental Procedure: The supplied cleaning product was used at the recommended concentration (2.5g per 16 ounces water). A comparative product was used at the ready-to-use concentration.

Preweighed chrome, ceramic and fiberglass, coupons were coated with SSL Soil 1 (Bathroom soap scum: All-in-one shampoo and conditioner 28.6%, Dry skin lotion 21.4%, Liquid hand soap 21.4%, Liquid body wash 14.3%, Deodorant bar soap 7.2% and water 7.1%.) using a hand held swab and allowed to dry for 24 hours at room temperature. The contaminated coupons were weighed again to determine the amount of soil added.

Three coupons were placed into a Gardner Straight Line Washability unit. A Wypall X60 reinforced wipe was attached to the cleaning sled and soaked with 2-3 sprays of cleaning solutions. Each coupon was sprayed 2-3 times with the same cleaning solution. The solution was allowed to penetrate for 30 seconds followed by cleaning in the SLW unit for 20 cycles (~33 seconds). At the end of the cleaning, coupons were wiped once with a dry paper towel. Final weights were recorded and efficiencies were calculated and recorded.

Chemistries Evaluated: DAZZ Bathroom Tablet; Clorox Bathroom Cleaner RTU;

Results: Both products removed more than 90% of the bathroom soap scum mixture using manual wiping for 30 seconds. The table lists the amount of soil added, the amount remaining and the efficiency of each coupon cleaned.

Cleaner	Initial wt	Final wt	% Removed
DAZZ - ceramic			
	0.0692	0.0002	99.71
	0.0417	0.0006	98.56
	0.0674	0.0008	98.81
DAZZ - plastic			
	0.0344	0.0006	98.26
	0.0204	0.0010	95.10
	0.0318	0.0013	95.91
DAZZ - chrome			
	0.0388	0.0012	96.91
	0.0392	0.0017	95.66
	0.0317	0.0029	90.85
Clorox - ceramic			
	0.0601	0.0019	96.84
	0.0465	0.0061	86.88
	0.0439	0.0004	99.09
Clorox - plastic			
	0.0568	0.0010	98.24
	0.0281	0.0004	98.58
	0.0536	0.0029	94.59
Clorox - chrome			
	0.0463	0.0025	94.60
	0.0430	0.0016	96.28
	0.0333	0.0005	98.50

Summary

Substrates: Ceramics; Plastic; Chrome;

Contaminants: Soaps; Films;

Company Name:	*Product Name*	*Conc.*	*Efficiency*	*Effective*
Sunstate Laboratory LLC	DAZZ Bathroom Cleaner Tablet	2.5g/16oz	96.64	Yes
Clorox	Bathroom Cleaner RTU	100	95.95	Yes

Conclusion: The supplied product worked as well as the on-the-market product for bathroom cleaning.